[Smart Online Letterhead]

May 14, 2007

Barbara C. Jacobs Assistant Director Division of Corporation Finance United States Securities and Exchange Commission 100 F Street Washington, D.C. 20549	Reference Number: 20070542 Via U.S. Mail

Re:	Annual Report on Form 10-K
For the Year Ended December 31, 2006
Filed March 30, 2007
File Number: 1-32634

Dear Ms. Jacobs:

This letter responds to your comment letter of May 1, 2007 regarding the Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the “2006 Annual Report”) filed on March 30, 2007 by Smart Online, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”). The Company is in the process of preparing an amendment to its Registration Statement on Form S-1 filed April 3, 2007 (File No. 333-141853), which we will file with the Commission along with a letter responding to your comments of May 1, 2007 related to that filing.

This letter includes each comment from your letter related to the 2006 Annual Report in bold with the Company’s response set forth immediately below. We have repeated the headings and paragraph numbers from your letter for your convenience.

Item 9A. Controls and Procedures, page 37

6.
We note that you state that your disclosure procedures and controls were not effective for the reasons enumerated under the caption, “Changes in Internal Controls Over Financial Reporting.” We note that the list contains a number of changes that were made in the year ended December 31, 2005. Please advise which of those changes were applicable to the year ended December 31, 2006 and, specifically, disclose whether any of the 2006 changes resulting from these “significant deficiencies” had a material effect upon your financial statements and related disclosure.

Securities and Exchange Commission
May 14, 2007

RESPONSE:

All of the changes to the Company’s internal control over financial reporting described under the caption, “Changes in Internal Control Over Financial Reporting” were made in the year ended December 31, 2006.

On July 11, 2006, the Company filed its annual report on Form 10-K for the fiscal year ended December 31, 2005 (the “2005 Annual Report”). Under Item 9A of the 2005 Annual Report, the Company disclosed certain deficiencies in its internal controls and the steps that had been taken to remediate such deficiencies from January 1, 2006 through July 11, 2006, the date the Company filed its 2005 Annual Report. In addition, the primary changes made to the Company’s internal controls were largely implemented prior to the filing of the Company’s quarterly report on Form 10-Q for the first quarter of 2006, which was filed on August 2, 2006. The untimely filing of this Form 10-Q was partially due to the implementation of these changes in internal controls.  Because all such remedial steps were taken in fiscal 2006, the Company also included disclosure regarding these remedial steps under Item 9A of its 2006 Annual Report.

As the Company stated under Item 9A of its 2006 Annual Report, “[o]ther than those described above, there have been no significant changes in our internal control over financial reporting that occurred during the last fiscal quarter of the fiscal year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.” As a non-accelerated filer, the Company is not yet required to comply with Section 404 of the Sarbanes-Oxley Act of 2002; however, the Company does not believe that any changes made to its internal control over financial reporting during 2006 had a material effect on its financial statements and related disclosure.   The Company makes this statement based on supplemental procedures that are being implemented until its internal controls are fully tested and verified.  These supplemental procedures include additional disclosure committee meetings, extensive use of the Company’s outside counsel, communication and interaction with the Company’s independent auditors, as well as additional substantive internal procedures and testing of the Company’s accounting and financial reporting environment.  Because the Company has not yet completed its full testing of all of its remedial measures, primarily because the type of remedial measures taken require testing procedures that are done over a period of time to validate their efficiency, it has conservatively continued to label these internal control matters as “significant deficiencies” until its testing procedures indicate otherwise.

Securities and Exchange Commission
May 14, 2007

Changes in Internal Control Over Financial Reporting, page 37

7.	Please discuss the timetable for the remediation of the “significant deficiencies” and whether there are any material costs to Smart Online of such remediation.

RESPONSE:

As noted in response to Item 6 above, the Company is not yet required to comply with Section 404 of the Sarbanes-Oxley Act of 2002, but it has begun taking the necessary planning and implementation steps to achieve compliance.  The Company believes that it has implemented the necessary remedial actions to address most of the “significant deficiencies” referenced in Item 9A of the 2006 Annual Report, and the Company anticipates that all changes in internal control over financial reporting required to remediate such “significant deficiencies” will be fully implemented and tested by the end of fiscal 2007.  The Company does not anticipate material costs related to such remediation.

8.
In this regard, please also include a separate risk factor regarding these “significant deficiencies” rather than subsuming the disclosure in a risk factor regarding the compliance with new regulations governing corporate governance being uncertain and expensive.

RESPONSE:

The Company acknowledges the Staff’s comment, and in future filings, the Company will remove the disclosure regarding its “significant deficiencies” from the risk factor regarding compliance with new regulations governing corporate governance being uncertain and expensive and include such disclosure in a stand-alone risk factor regarding “significant deficiencies.”

* * * * *
If we can be of further assistance in facilitating your review of the 2006 Annual Report or the Company’s responses provided above, please do not hesitate to contact me by phone (919) 765-5000 or email (Michael.Nouri@SmartOnline.com.

Sincerely,

/s/ Dennis Michael Nouri

Dennis Michael Nouri
President and Chief Executive Officer

cc:	Hugh Fuller
James W. Gayton, Esq.
Margaret N. Rosenfeld, Esq.